Exhibit (d.12)

FORM OF AMENDMENT TO SUBADVISORY AGREEMENT

THIS AMENDMENT to the Subadvisory Agreement dated as of October 20, 2003 (the “Agreement”) between Frontegra Asset Management, Inc. (“Adviser”) and New Star Institutional Managers Limited (“Subadviser”) is made and entered into as of the ___ day of August, 2005.

WHEREAS, the parties desire to amend the Agreement to reflect the fact that the assets of the Frontegra New Star International Equity Fund (the “Fund”) are in excess of $100,000,000 and to make other changes.

NOW, THEREFORE, the parties intending to be legally bound agree as follows:

1.

Amendment:  Section 6 of the Agreement is hereby amended and restated in its entirety as follows:

“6.

Compensation.  Adviser will pay Subadviser a fee for its services (the “Subadvisory Fee”) of sixty percent (60%) of the net fee received by the Adviser after giving effect to any contractual or voluntary expense cap borne by Adviser as described in the Fund’s prospectus; provided, however, that the Subadvisory Fee shall not be less than an annual rate of 0.33 of 1% of the Fund’s average daily net assets.  Subject to the foregoing, the Subadvisory Fee shall be accrued each calendar day during the term of this Agreement and the sum of the daily fee accruals shall be paid monthly as soon as practicable following the last day of each month.”

2.

Remaining Terms Unaffected.  The remaining terms and conditions of the Agreement, except as amended herein, shall remain in full force and effect and are unaffected by this document.

3.

Effective Date.  This amendment shall become effective with the Subadvisory Fee payable for the month of August 2005.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by a duly authorized officer on one or more counterparts as of the day and year first written above.

FRONTEGRA ASSET MANAGEMENT, INC.

By

Name:

Title:

NEW STAR INSTITUTIONAL MANAGERS LIMITED

By

Name:

Title: